FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2012

Commission File Number 001-15266

BANK OF CHILE

(Translation of registrant’s name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

BANCO DE CHILE

REPORT ON FORM 6-K

Attached is a Press Release issued by Banco de Chile (“the Bank”) on December 5, 2012, regarding the issuance of cash shares and informing the beginning of the Ordinary Preemptive Rights Offering Period that is furnished as provided in Rule 135c under the Securities Act.

BANCO DE CHILE

ISSUANCE OF CASH SHARES

Ordinary Preemptive Rights Offering Period

It is hereby communicated to Banco de Chile’s and Sociedad Matriz del Banco de Chile S.A. (SM-Chile S.A.) shareholders that:

a)  During the Extraordinary Shareholders Meeting of Banco de Chile held on October 17, 2012, the minutes of which were recorded in a public deed dated October 24, 2012 drawn up at the office of the Public Notary Mr, Andres Rubio Flores, it was agreed to increase the Bank’s capital by means of the issuance of 3,939,489,442 cash shares, without par value, Serie “Banco de Chile-T”. Cash shares to be issued will be ordinary Banco de Chile shares having the same rights as all Banco de Chile’s shares, with the exception that that they will not allow its shareholders to receive dividends and/or fully paid-in shares, as the case may be, with respect to the net distributable earnings for fiscal year 2012. Once any dividends and/or fully paid-in shares are distributed, the Banco de Chile-T series shares will automatically convert to Banco de Chile ordinary shares.

The Superintendency of Banks and Financial Institutions approved the increase of the Bank’s Capital and the reform of the bylaws by means of Resolution N° 263 dated November 15, 2012, which was published in the Official Gazette on November 19, 2012 and registered in document 80,851, N°56,413 of the Registrar of Commerce of the Santiago Public Registrant, year 2012. The shares were registered on November 22, 2012, under No, 7/2012, in the securities register of the Superintendency of Banks and Financial Institutions.

b) In the ordinary preemptive rights period 2,659,987,126 shares will be offered.  According to the foregoing, 2,116,815,508 shares will be offered to the shareholders of Banco de Chile, which will have the option to acquire 0.04474769744 new shares for each share they hold and the 543,171,618 shares of the series A, B, D and E shareholders of Sociedad Matriz del Banco de Chile S.A., will have the option to acquire 0.04474781921 new shares for each share they hold.  The record date is November 29, 2012.

c) The price at which the shares will be sold is CLP $ 64 and shall be paid in advance within 30 days counted from the date of this press release.

d) This advertisement sets forth the beginning of the Ordinary Preemptive Rights Offering Period. Such period shall be extended for 30 days, ending on January 3, 2013.

e) The advertisement referred to in article 10 of the Regulation of the Corporation Law Number 18,046, was published in “El Mercurio” newspaper of Santiago, on November 24, 2012.

The securities have not been registered under the Securities Act of 1933 (the “Securities Act”) or any state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements under the Securities Act and any applicable state securities laws.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any security and does not constitute an offer, solicitation or sale in any jurisdiction in which such offering would be unlawful.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 5, 2012

Banco de Chile

/s/ Arturo Tagle Q.
By: Arturo Tagle Q.
CEO